

February 25, 2014

Via E-mail
Enrique Navas
Chief Executive Officer
ISMO Tech Solutions, Inc.
Casa 11 - Princesa de Gales
Calle Oxford, Las Cumbres
Panama, Republic de Panama

>   **Re: ISMO Tech Solutions, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 11, 2014**
>   **File No. 333-193328**

Dear Mr. Navas:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 5, 2014.

Prospectus Summary

The Offering, page 5

1.   We note your response to prior comment 2. Please revise to disclose that the proceeds will also be used for inventory and accounting expenses.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 24

2.   We note that the second paragraph in the Weinberg & Baer, LLC report appears to be incomplete. Tell us how your auditors considered the requirements of PCAOB Auditing Standard No. 1 to refer to the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing as necessary in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-4587 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs

cc: Via E-mail
        Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm